United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On January 31st, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice Chairman, Dan Conrado, Eduardo Refinetti Guardia, Denise Pauli Pavarina, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary, having unanimously resolved upon the following “NOMINATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS —  In light of the resignation letter delivered by Mr. Eduardo de Salles Bartolomeo on 12/15/2017 to his position as Effective Member of the Board of Directors of Vale, the Board of Directors approved to nominate, under Article 11, §11 of the By-laws, Mr. NEY ROBERTO OTTONI DE BRITO, Brazilian, married, mechanical engineer, bearer of the Identity card #2561139 issued by IFP/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #100.055.527-53, with commercial address at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, as Effective Member of the Vale’s Board of Directors, which term of office shall last until the next Shareholders’ General Meeting to be held. The Director nominated herein, present at the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976), for the performance of their duties, and, thereafter, accepted his position. “ I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, January 31st, 2018.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 31, 2018		Director of Investor Relations